EXHIBIT 99.1

Commission File Number 001-31914

ANNOUNCEMENT

CHANGE OF MEMBERS OF THE NOMINATION AND REMUNERATION

COMMITTEE

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that due to the adjustment of work arrangements, Mr. Wang Junhui, a Non-executive Director of the Company, has been appointed as a member of the Nomination and Remuneration Committee, and Mr. Yuan Changqing, a Non-executive Director of the Company, has ceased to serve as a member of the Nomination and Remuneration Committee, both with effect from 25 May 2022.

The Nomination and Remuneration Committee after such change comprises Mr. Tang Xin, an Independent Director, Mr. Wang Junhui, a Non-executive Director, and Mr. Lam Chi Kuen, an Independent Director, with Mr. Tang Xin acting as the Chairman of the committee.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 25 May 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao